May 3, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Attention: Mr. Thomas Kluck, Esq.

RE:	NEXGEL, Inc. Registration Statement on Form S-1 Filed April 9, 2021 Request for Acceleration File No. 333-255172

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, NEXGEL, Inc. hereby requests acceleration of the effective date of the above-mentioned Registration Statement on Form S-1 at 9:00 a.m., Eastern Time, on May 7, 2021, or as soon thereafter as practicable.

Very truly yours,

Agentix Corp.

By:	/s/ Adam Levy
Adam Levy
President and Chief Executive Officer

cc: Jeffrey M. Quick, Esq.